Exhibit 99.9
FOR IMMEDIATE RELEASE — May 10, 2007 — CALGARY, ALBERTA -PETROFLOW
ENERGY LTD. (TSXV:PEF)
PETROFLOW ENERGY ANNOUNCES GRADUATION TO TIER 1 OF TSXV
Petroflow Energy Ltd. (Petroflow) is pleased to announce that the TSX Venture Exchange has approved the Company’s application to graduate to Tier 1 of the Exchange. CEO John Melton was quoted as saying “We are pleased with the recognition by the Exchange of our increased size and scope of operations.” The graduation to Tier 1 is effective May 10, 2007.
Not for dissemination in the United States of America. This announcement is not an offer to sell, or a solicitation of an offer to buy, Petroflow’s shares in the United States. Petroflow’s shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and have not been and will not be offered or sold in the United States except in transactions exempt from the registration requirements of that Act and applicable U.S. state securities laws.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.
For further information, please contact:
John Melton, President and Chief Executive Officer at (504) 453-2926
Duncan Moodie, Chief Financial Officer at (403) 539-4311